As filed with the Securities and Exchange Commission on May 26, 2022	Registration No. 333-219600

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

_______________

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Exact name of issuer of deposited securities as specified in its charter)

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BRAZILIAN ELECTRIC POWER COMPANY

(Translation of issuer’s name into English)

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Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

______________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

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388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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CT Corporation System

111 Eighth Avenue (13th floor)

New York, New York 10011

(212) 894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)

______________________________

Copies to:

Jonathan Zonis, Esq.	Herman H. Raspé, Esq.
Clifford Chance US LLP	Patterson Belknap Webb &Tyler LLP
31 West 52nd Street	1133 Avenue of the Americas
New York, New York 10019	New York, New York 10036
(212) 878-3250	(212) 336-2301

______________________________

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

______________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) common share, without par value, of Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (8), (9) and (10). Reverse of Receipt - Paragraph (24).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraphs (7) and (12); Reverse of Receipt - Paragraphs (14), (15), (18), (19), (20) and (23).

3.	Fees and charges, which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraphs (8) and (11). Reveres of Receipt - Paragraph (22).

Item 2.	AVAILABLE INFORMATION

Centrais Elétricas Brasileiras S.A. - Eletrobras is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement, by and among Centrais Elétricas Brasileiras S.A. - Eletrobras (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 18, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed as exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-219600), filed with the Securities and Exchange Commission on August 1, 2017, and incorporated herein by reference.

(e) Certificate under Rule 466. — None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 18, 2017, by and among Centrais Elétricas Brasileiras S.A. - Eletrobras, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of May, 2022.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, without par value, of Centrais Elétricas Brasileiras S.A. - Eletrobras

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Centrais Elétricas Brasileiras S.A. - Eletrobras certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in City of Rio de Janeiro, Brazil, on May 20, 2022.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/s/ Rodrigo Limp Nascimento
Name: Rodrigo Limp Nascimento
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Rodrigo Limp Nascimento and Elvira Baracuhy Cavalcanti Presta as the undersigned’s true and lawful attorney-in-fact and agent, with the powers of substitution and revocation, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments, including post- effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to affect the same as fully, to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post- Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 20, 2022.

Signature	Title

/s/ Rodrigo Limp Nascimento	Chief Executive Officer and Director
Rodrigo Limp Nascimento

/s/ Elvira Baracuhy Cavalcanti Presta	Chief Financial Officer and Chief Investor Relations Officer
Elvira Baracuhy Cavalcanti Presta

/s/ Ruy Flaks Schneider	Chairman of the Board of Directors
Ruy Flaks Schneider

/s/ Ana Carolina Tannuri Laferté Marinho	Director
Ana Carolina Tannuri Laferté Marinho

Director
Carlos Eduardo Rodrigues Pereira

/s/ Bruno Eustáquio Ferreira Castro de Carvalho	Director
Bruno Eustáquio Ferreira Castro de Carvalho

Signature	Title

Director
Marcelo de Siqueira Freitas

Director
Daniel Alves Ferreira

/s/ Felipe Villela Dias	Director
Felipe Villela Dias

/s/ Ana Silvia Corso Matte	Director
Ana Silvia Corso Matte

Director
Jerônimo Antunes

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Centrais Elétricas Brasileiras S.A. - Eletrobras, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Newark, Delaware on May 20, 2022.

Authorized U.S. Representative PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement

(a)(ii)	Second Amended and Restated Deposit Agreement